

<u>**VIA EMAIL**</u>

January 10, 2022

U.S. Securities and Exchange Commission
ATTN: Form SBSE-A/A

To Whom It May Concern:

In order to assist with the review process of Goldman Sachs Bank Europe's Form SBSE-A/A, please see the summary of changes that have been made to the Form SBSE-A/A on January 10, 2022:

- Uploaded amended Form 7-R. Goldman Sachs Bank Europe's Form 7R was revised to:

  o Disclose an order issued against Goldman Sachs Bank Europe's by the Federal Financial Supervisory Authority of Germany (BaFin); and

  o Update the Non-US Regulator information.

Should you have any questions regarding the above matters, please call me at (801) 674-2384.

Sincerely,

Divya Don Bosco
Global Compliance Employee Services